ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 21, 2020

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
File No. 333-240020
Form N-14 for the ISE Cyber Security ETF and ISE Mobile Payments ETF

Dear Ms. DiAngelo Fettig and Mr. Grzeskiewicz,

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Trust’s Registration Statement filed on Form N-14 on July 23, 2020 (the “N-14”) with respect to the reorganization (“Reorganization”) of the ETFMG Prime Cyber Security ETF and ETFMG Prime Mobile Payments ETF (each, a “Target Fund”, and collectively, the “Target Funds”), each a series of ETF Managers Trust, into the ISE Cyber Security ETF and ISE Mobile Payments ETF (each, an “Acquiring Fund”, and collectively, the “Acquiring Funds”), each a series of the Trust.

For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the N-14.

1.Comment: With regard to the Shareholder Letter and Questions & Answers (“Q&A”) sections, please use consistent language when discussing the lower expense ratio (e.g., “will result in” versus “are expected”).

Response: The N-14 has been revised to consistently refer to the fact that the reorganization “is expected to” result in a lower expense ratio for each Fund.

2.Comment: Please revise the N-14 as necessary to use consistent language throughout the N-14 when disclosing the impact of the Fund being reimbursed for commissions related to repositioning (e.g., “Fund being reimbursed” vs. “Nasdaq will pay”).

Response: The Trust has reviewed the N-14 and confirmed that each reference to the Fund being reimbursed for commissions related to repositioning reflects that the Target Funds will be “reimbursed” for such commissions. The Trust notes that Section 9.1 of the Agreement and Plan of Reorganization references certain third-party expenses that will be paid directly by Nasdaq or ETFMG, but Nasdaq’s obligation to reimburse the Target Funds for commissions related to repositioning is a separate obligation apart from the Agreement and Plan of Reorganization. Consequently, the Trust respectfully declines to further revise the N-14 in response to the above comment.

3.Comment: With regard to the Q&A entitled “What is the purpose of the Reorganization?”, please provide additional details as to why ETF Managers Group LLC (“ETFMG”) is resigning and whether ETFMG will continue to advise other series of the Trust.

Response: The Trust believes that the details of ETFMG’s resignation as the investment adviser to the Target Funds are not required and are not material to shareholders’ considerations of the Reorganization. The Investment Advisory Agreement between ETFMG and ETF Managers Trust permits ETFMG to resign as the adviser, and ETFMG has not stated its reasons for resigning to the Trust. Therefore, the Trust respectfully declines to provide additional details regarding ETFMG’s resignation. ETFMG will continue to serve as the investment adviser to the other series of ETF Managers Trust.

4.Comment: Given that the Reorganization will result in a change in the Target Funds’ independent registered public accounting firm, please confirm supplementally that the Trust has reviewed the guidance set forth in Dear CFO 1998-04 and that the N-14 includes all applicable disclosure requirements.

Response: The Trust confirms that it has reviewed the guidance set forth in Dear CFO 1998-04 and that the N-14 includes all applicable disclosure requirements.

5.Comment: With regard to the Q&A entitled “Who is paying for expenses related to the Special Meeting and the Reorganization?”, please clarify that ETFMG and Nasdaq will bear the expenses of the Reorganization whether or not the Reorganization is consummated for one or both Target Funds.

Response: The requested change has been made.

6.Comment: In the Q&A entitled “What will happen if the Plan is not approved by shareholders?” and in the applicable portion under “Board Considerations”, please elaborate on what would happen if the reorganizations do not occur.

Response: The following has been added to the first paragraph under “Board Considerations” and similar disclosure has been added to the above-referenced Q&A: “If shareholders of the Target Funds do not approve the Plan, the Target Funds will continue to operate and ETFMG will continue to serve as investment adviser to the Target Funds while the Board considers other alternatives in the best interest of each Target Fund’s shareholders.”

7.Comment: In the last paragraph on page 2 of the N-14, please ensure the disclosures regarding the expenses for which each adviser is not responsible are consistent with the terms of the respective advisory agreements and disclosure throughout the N-14.

Response: The last two sentences of the above-referenced paragraph have been revised to read as follows and are otherwise consistent throughout the Form N-14:
Under the Target Funds’ advisory agreement, ETFMG pays all expenses incurred by the Target Funds except for the fee paid to ETFMG pursuant to such advisory agreement, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by ETF Managers Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. Under the Acquiring Funds’ advisory agreement, ETC pays all expenses incurred by the Acquiring Funds except for the fee paid to ETC pursuant to such advisory agreement, interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by ESS under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

8.Comment: In the paragraph preceding the table on page 7 of the N-14 and in the “Repositioning” section, please disclose the percentage of the total assets of each Target Fund that will be sold to accomplish the repositioning.

Response: The following disclosure has been added to the above-referenced parts of the N-14:
Based on the composition of each of the ISE Indexes and the indexes that the Target Funds currently track as of June 30, 2020, approximately 31% of the assets of the Target Cyber Security Fund and 32% of the assets of the Target Mobile Payments Fund are expected to be sold following the Reorganization to reposition the applicable Fund’s assets.

9.Comment: Please disclose the amount of any capital loss carryforwards for each Target Fund.

Response: The following has been added to the Proxy Statement SAI under the heading “Federal Income Taxes—Taxation of the Funds”:
As of September 30, 2019, the Funds had the following accumulated capital loss carryforwards, which do not expire:

Name of Fund	Short-Term Capital Loss Carryforward	Long-Term Capital Loss Carryforward
ISE Cyber Security ETF	$117,867,305	$96,756,036
ISE Mobile Payments ETF	$3,677,255	$7,011,361

10.Comment: If there are any differences in the valuation procedures for the Target Funds and the Acquiring Funds that would cause a material adjustment to the Funds’ net asset values as of the Reorganization date, please quantify such differences and show them as adjustments to the capitalization table.

Response: The Trust confirms there are no such differences.

11.Comment: With regard to the Q&A entitled “Will the investment themes of the Target Funds change as a result of the Reorganization?”, please clarify the significance of August 1, 2017.

Response: The first sentence of the answer to the above-referenced question has been revised to read as follows:
Answer: No, the Acquiring Funds seek to track indexes (the “ISE Indexes”) with the same investment themes as the indexes that the Target Funds currently track. Moreover, the Target Funds also sought to track the ISE Indexes from each Target Fund’s inception until August 1, 2017 when the Target Funds began tracking the indexes that they currently track.

12.Comment: With regard to the Acquiring Cyber Security Fund, please explain supplementally why “a key driver of the business” is deemed sufficient for determining a Cyber Security Company for purposes of the Fund’s Rule 35d-1 policy (e.g., will 50% of such company’s revenues or profits be from cyber security?).

Response: The Trust notes that ETF Managers Trust (then known as FactorShares Trust) discussed with the Staff the criterion that cyber security business activities be a key driver of the business to satisfy Rule 35d-1 prior to the effectiveness of ETF Managers Trust’s registration statement with respect to the Fund. ETF Managers Trust filed Post-Effective Amendment No. 5 (“PEA 5”) to its Registration Statement on Form N-1A (File Nos. 333-182274 and 811-22310) on November 4, 2014. PEA 5 contained the same “key driver of the business” disclosure as the N-14, and the effectiveness of PEA 5 was accelerated to November 7, 2014 by the Staff. Because the Staff has previously agreed that such disclosure satisfies Rule 35d-1, no further changes have been made to such disclosure in response to the above comment.

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If you have any questions regarding the above responses, please do not hesitate to contact Michael Barolsky at 414-765-5586 or at michael.barolsky@usbank.com

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary
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